EXHIBIT 99.2


Mr. Leo Liebowitz
Getty Petroleum Marketing, Inc.
125 Jericho Turnpike
Jericho, New York 11753

Dear Leo,

Further to my letter of earlier today, I wish to add that United Getty is eager to commence a tender offer immediately for all of the shares of Getty Petroleum Marketing ("GPM"), on the terms previously indicated, except that our price is now $6.00 in cash net without deduction for the breakup fees to Lukoil. We will assume GPM's obligation to Lukoil or accept a reduction in GPM's working capital related to this payment to Lukoil.

We wish to commence our tender tomorrow, Friday, December 8, 2000. However, we believe that pursuant to the Confidentiality Letter from GPM dated April 24, 2000, we are not permitted to tender without your permission. We hereby request your permission to initiate such tender offer. Please indicate your agreement as a matter of urgency because, as you know, the Lukoil tender is scheduled to close tomorrow, December 8, unless extended.

Leo, I believe that it is in the interest of your stockholders and yourself to permit your stockholders to receive this clearly superior offer. Thank you for your prompt consideration.

Yours truly,
John A. Catsimatidis